# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NCS Multistage Holdings, Inc., CIK 0001692427
CUSIP: 628877201
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 19350 State Highway 249,, Suite 600,, Houston, Texas (TX), 77070
Date of event which requires filing of this statement: 09/01/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-18-038941
Filed by CIK 0001034196

## Reporting persons
- ADVENT INTERNATIONAL, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Advent International GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Advent-NCS Acquisition Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: NCS Multistage Holdings, Inc.
Address of issuer's principal executive offices: 19350 State Highway 249, Suite 600, Houston, Texas 77070

## Item 2. Person Filing
Name of person filing:
This Statement is being jointly filed by each of the persons below on behalf of various funds and accounts (which may have been included on prior Statements filed with respect to the Issuer) controlled or managed by such persons, whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P.;
(ii) Advent International GP, LLC; and
(iii) Advent-NCS Acquisition Limited Partnership.
Address of principal business office or, if none, residence: Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199
Citizenship: See response to row 4 on each cover page hereto.

## Item 4. Ownership
Amount beneficially owned: See response to row 9 on each cover page hereto.
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on each cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated September 1, 2026

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent International GP, LLC, its General Partner (09/01/2026)
- Advent International GP, LLC: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration (09/01/2026)
- Advent-NCS Acquisition Limited Partnership: /s/ Neil Crawford, Neil Crawford / Senior Director, Fund Administration of Advent-NCS GP LLC, its General Partner (09/01/2026)